Mail Stop 3561

February 17, 2010

Via Fax & U.S. Mail

Mr. Jayesh Sanghrajka
Chief Financial Officer
Mahalaxmi Engineering Estate
1st Floor, L.J. First Cross Road
Mahim (West)
Mumbai – 400016, India

        Re: **Rediff.Com India Limited**
                Form 20-F for the year ended March 31, 2009
                Filed September 21, 2009
                File No. 000-30735

Dear Mr. Sanghrajka:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Operating Results, page 47

1. Please revise to discuss and analyze results of operations by the operating segments disclosed in note 14 to the financial statements. For example, please discuss and analyze both revenues and cost of revenues separately for each segment. In light of your disclosure in Note 14 that the chief operating decision maker evaluates segment performance by profits of the segment before operating expenses, we believe that both components of this amount should be discussed in your MD&A disclosure. Also, please tell us, and revise your MD&A section in future filings to explain the nature of the decrease in segment profit between 2008 and 2009.

Audited Financial Statements

Consolidated Statements of Operations, page F-5

2. We note your presentation of foreign exchange (gain) loss, net as a component of operating income (loss). In light of the fact that prior to fiscal 2009 you presented this amount below operating income (loss), please tell us why you believe it is appropriate to reclassify this amount as operating income (loss) during fiscal 2009.

3. We note that your statements of operations include equity in net earnings of equity method investees for fiscal 2009 only. In light of the fact that your balance sheet presents an investment in equity method investees at March 31, 2009 and 2008, please explain to us why you have not recorded your share of earnings/loss for the equity method investees during fiscal 2008 on the statement of operations. Also, to the extent that these investments are significant to your balance sheet or statement of operations in future filings, please revise your notes to the financial statements to include the disclosure set forth in paragraph 20 of APB 18 (FASB ASC 323-10-50-2 and 50-3).

Notes to the Financial Statements

Note 2. Significant Accounting Policies

(f) Costs and expenses, page F-11

4. We note that during 2007 and 2008 you reversed certain old accruals and payables which had earlier been charged to cost of revenues, sales and marketing, product development and general and administrative expenses, and which were no longer payable. Please tell us the nature of each of the reversals, which total $573,333 and $849,658 in fiscal 2007 and 2008, respectively, and explain to us why you believe it was appropriate to derecognize these liabilities in each of these

periods. Please include in your response the time period the accrual was initially recorded.

5. We note your disclosure that product development costs include, among other costs, internet communication costs, data storage costs and software usage fees. Please explain to us the nature of these costs and tell us why you believe it is appropriate to exclude these costs from cost of revenues. In light of the description of these costs, they appear to be directly related to the operation of your Rediff websites, and we would expect the costs to be components of "cost of revenues" on the statements of operations. Please advise. Also, please tell us the nature of any salaries and compensation expense that is included in cost of revenues. If no amounts related to salaries and compensation are included in cost of revenues, please explain why and the basis for your accounting treatment.

6. Furthermore, please tell us whether cost of revenues excludes depreciation and amortization expense. If so, please revise your description for cost of revenues to explicitly state that they are exclusive of such amounts. Refer to the guidance in SAB Topic 11B.

7. We note your disclosure that internal and external costs incurred to develop internal use software during the application development stage is capitalized. Please tell us, and revise future filings to disclose if you follow the guidance in SOP 98-1 (FASB ASC 350-40-25) in accounting for internal use software costs at all other stages of software development.

(g) Cash and Cash Equivalents, page F-12

8. We note your disclosure that cash and cash equivalents consist of cash on hand, balance in current accounts, deposits with banks which are unrestricted as to withdrawal and use. Please confirm, and clarify your disclosure in future filings, to indicate that any cash equivalents have an original maturity of three months or less.

Note 5. Property, Plant and Equipment, page F-17

9. We note your disclosure that in fiscal 2009 you abandoned certain development projects with long payback periods and included as capital work-in-progress following the economic slowdown. Please tell us the nature of these development projects and provide us with the accounting literature you relied upon in capitalizing these amounts prior to the impairment charge. Also, please tell us if the nature of any other development type projects that are capitalized on the balance sheet as of March 31, 2009 and 2008, and explain to us why you believe their capitalization is appropriate.

Note 11. Related Party Transactions
– Product Development Expenses, page F-19

10. We note your disclosures that during the fiscal years ended March 31, 2007, 2008 and 2009, you incurred product development expenses (including amounts capitalized) on services rendered by two equity method investees. Please tell us the nature of any of these "product development" amounts that were capitalized and explain to us why you believe that capitalization is appropriate.

Note 17. Earnings (loss) per share and ADS, page F-28

11. Please revise future filings to disclose for each year in which an income statement is presented, the nature and amount of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. See paragraph 40c of SFAS No. 128 (FASB ASC 260-10-50-1).

Note 19. Commitments and Contingencies
- Litigation and Other Legal Matters, page F-30

12. We note your disclosure of several litigation disputes, however it is not clear if you have recorded an accrual related to these legal matters. If no accrual is recorded, or if an exposure to loss exists in excess of the amount accrued, you should include disclosure of an estimate of the amount or range of loss, or possible loss, or a statement that such an estimate cannot be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. Please revise future filings accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
Eitan Tabak
Morrison Cohen LLP
(917) 522-9928